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EXHIBIT 99.1

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES REFORM ACT OF 1995

    Tanning Technology Corporation ("Tanning" or the "Company") cautions readers that the important factors set forth below, as well as factors discussed in other documents filed by the Company with the Securities and Exchange Commission (the "SEC"), among others, could cause the Company's actual results to differ materially from forward looking statements contained in this report, future filings by the Company with the SEC, the Company's press releases and oral statements made by or on behalf of the Company. The words "estimate," "project," "anticipate," "expect," "intend," "believe," "target" and similar expressions are intended to identify forward looking statements.

If we are unable to generate revenues from new clients and maintain and expand our revenues from existing clients, our business will suffer

    Our ability to generate revenues will be adversely affected if we are unable to attract business from new clients and maintain and expand business from our existing clients. Factors that affect our ability to sell our services include the attractiveness and perceived value of our service offerings, our reputation for quality and reliability, and variations in demand for information technology services and in economic conditions generally. These variations could cause our existing clients to reduce or cease their investment our services, and potential clients not to engage us. Our operating results and financial condition may also be adversely affected by difficulties we may encounter in collecting our accounts receivable and maintaining our profit margins during an economic downturn. Many of these factors are beyond our control, and we may not be successful in our efforts to create, market, sell, and deliver services and solutions that are attractive to potential clients. To the extent these factors adversely affect demand for our services, our business will suffer.

We depend heavily on our principal clients; a significant reduction in the work we perform for any of them could harm our revenues and earnings

    We derive a large portion of our services revenue from a limited number of clients. Services revenue constitutes substantially all of our revenues. In 1998, our five largest clients accounted for approximately 70% of our services revenue. In 1999, our five largest clients accounted for approximately 71% of our services revenue. In 2000, our five largest clients accounted for approximately 67% of our services revenue. During the first six months of 2001, our five largest clients accounted for approximately 69% of our services revenue. The volume of work performed for our principal clients may not be sustained from year to year, and there is a risk that these principal clients may not retain us in the future. Any cancellation, deferral or significant reduction in work performed for these principal clients or a significant number of smaller clients affects our business and could have a material adverse effect on our financial condition and results of operations. For example, during the second quarter of 2000 we reached an agreement to terminate a contract with British Sky Broadcasting ("BSkyB"), a client accounting for 6% of our total revenues during 1999 and 8% of our total revenues for the first quarter of 2000. In connection with this termination, we recognized a $5.8 million loss, consisting of a write off of accounts receivable of $3.3 million, $2.0 million in project personnel costs, and $0.5 million in other related costs.

Quarter to quarter fluctuations in our revenues and earnings could affect the market price of our common stock

    Our revenues and earnings may vary from quarter to quarter as a result of a number of factors, including:

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  number, size and scope of client engagements commenced or completed during a quarter;

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  employee utilization rates;

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  unanticipated project terminations, delays or deferrals;

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  the accuracy of estimates of resources required to complete ongoing projects;

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  reductions in demand or difficulties in collection from new or growing businesses whose operations or sources of financing are inadequate;

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  pricing changes in the industry;

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  economic conditions specific to the information technology sector; and

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  the contractual terms and degree of completion of projects in which we are engaged.

    Because a high percentage of our expenses, particularly compensation and rent, are fixed in advance of any particular quarter, any of the factors listed above could cause significant variations in our earnings in any given quarter. Any decline in revenues or earnings or a greater than expected loss for any quarter could materially adversely affect the market price of our common stock, even if not reflective of any long-term problems with our business. In addition, the market price of our common stock could fluctuate substantially due to future announcements concerning us, our competitors or acquisitions, or changes in earnings estimates or recommendations by analysts.

If our revenues do not increase proportionately with our planned increases in costs and capital expenditures, then our results of operations and liquidity will suffer

    In anticipation of long term business growth, we expect to incur costs and expend capital. Our ability to generate revenues fluctuates from quarter to quarter as a result of a number of factors, including variations in the demand for information technology services, economic conditions generally, and our ability to generate business from new clients and retain and expand our business with existing clients, and we can give no assurances that we will continue to grow, or that we will grow at a pace that will support these costs and expenditures. To the extent revenues are inadequate to support our costs and expenditures, our results of operations and liquidity would be materially and adversely affected.

We may fail to accurately estimate or manage the time and resources necessary for the performance of our services, which could reduce the profitability of, or result in a loss on, our projects and damage our customer relationships

    To date, we have generally provided services to our clients on a time and materials basis, although we sometimes work on a fixed-fee or capped fee basis. In the future, we anticipate that a portion of our client engagements will continue to be subject to arrangements that are not solely based on time and materials, including fixed-fee, value-based or other arrangements. Our fixed-fee, fixed-time arrangements may provide for significant penalties for late delivery. Because we work with complex technologies in compressed timeframes and because we have limited experience in pricing and managing engagements on these terms, it can be difficult to judge the time and resources necessary to complete a project and properly manage delivery within agreed time and cost limitations. Our failure to accurately estimate the time and resources required for a project, or our failure to complete our obligations in a manner consistent with the project plan upon which our fixed-fee or other arrangements are based, could reduce the profitability of, or result in a loss on, our projects if we are required to devote additional resources to project engagements for which we will not receive additional compensation or are assessed penalties, and could damage our customer relationships and our reputation. For example, difficulties encountered in performing the BSkyB project engagement entered into in 1999 on a fixed-fee, fixed-time basis resulted in an adverse effect on our gross profits, because we were required to devote more resources to perform the work than we had originally anticipated. For a further discussion of the impact of this project, see "Management's Discussion and Analysis of Financial Condition and Results of Operations." Even in engagements not contracted on a fixed-fee, fixed-time basis, failure to deliver projects in accordance with client expectations and budgets can damage our customer relationships and our reputation.

Our clients may terminate projects before completion; this could adversely affect our revenues and earnings

    In general, our clients may terminate project engagements upon limited notice and without significant penalty. This makes our results of operations difficult to predict. Our clients' termination of our project engagements would result in lower revenues and underutilized employees and, as a result, would negatively affect our earnings. For example, a client's termination of a significant project in the fourth quarter of 1997 adversely affected revenues, employee utilization and earnings in the first half of 1998.

Inability of clients to grow as anticipated or secure needed financing may adversely affect their demand for our services or ability to pay for services provided, which would increase collection risk and harm revenues and earnings

    Some of our clients are relatively new businesses, based on innovative business plans relating to the internet and frequently dependent on external financing for their growth and success. There has recently been significant volatility in the prospects of these types of businesses, and their ability to raise needed financing. To the extent these clients are unable to grow as anticipated or secure needed financing, their demand for our services or ability to pay for services already provided could be adversely affected, which in turn would have an adverse effect on us. For example, one of our top five clients during 2000 was a company of this type which, during the second half of 2000, experienced difficulty in raising external financing needed in order to fund its operations and satisfy debts owed to us. As a result, during the fourth quarter of 2000, we wrote off approximately $2.4 million in accounts receivable from this client and were unable to recognize approximately $2.0 million in revenues earned from services provided to this client.

Competition from bigger, more established competitors who have greater financial and technical resources, and from new entrants, could cause us to lose current or future business opportunities and harm our business, results of operations and ability to grow

    The business areas in which we compete are intensely competitive and subject to rapid technological change. We expect competition to continue and intensify. Our competitors fall into four major categories:

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  large information technology consulting services providers, such as Accenture, KPMG, PricewaterhouseCoopers, IBM, EDS and CSC;

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  mid-tier information technology services providers, such as Sapient;

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  internal information technology departments of current and potential clients; and

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  to a lesser extent, Internet professional service providers, such as Modem Media, Viant and Scient.

    Many of our competitors have longer operating histories and client relationships, greater financial, technical, marketing and public relations resources, larger client bases and greater brand or name recognition than we have. Our competitors may be able to respond more quickly to technological developments and changes in clients' needs.

    Further, there are low barriers to entry into our business. We do not own any technologies that preclude or inhibit competitors from entering our industry. Existing or future competitors may independently develop and patent or copyright technologies that are superior or substantially similar to our technologies. The costs to develop and provide information technology consulting services are relatively low. Therefore, we expect to continue to face additional competition from new entrants into our industry.

Expansion of our solutions and service offerings may not be successful and we may lose opportunities to expand our business

    In addition to growing our business based on our current service offerings, an element of our strategy is to transform our current services into focused, repeatable solutions in areas such as Service Level Assurance™, Channel Integration, and Securities Trading and Asset Management. Successful expansion in these areas will require:

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  attracting, integrating and retaining talented personnel;

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  successfully marketing and delivering these services; and

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  successfully establishing relationships with vendors and technology providers.

    Failure to successfully implement these focused solutions and service offerings on a timely basis could cause us to lose opportunities for business with both existing and potential clients and lose the benefits of potentially reduced delivery costs. We cannot assure you that this expansion will be successful.

If we are unable to maintain our reputation and expand our name recognition, we may have difficulty attracting new business and retaining current clients, and our business may suffer

    We believe that establishing and maintaining a good reputation and name recognition are critical for attracting and expanding our client base. We also believe that the importance of reputation and name recognition will increase due to the growing number of information technology services providers. If our reputation is damaged or if potential clients are not familiar with us or the services we provide, we may become less competitive or lose our market position. Promotion and enhancement of our name will depend largely on our success in continuing to provide large, complex, integrated information technology solutions. If clients do not perceive our solutions or our delivery approach to be effective or of high quality, our brand name and reputation will suffer. In addition, if solutions we provide have defects, critical business functions of our clients may fail, and we would likely suffer adverse publicity and could suffer economic liability.

The loss of our professionals, or the inability to recruit additional professionals, would make it difficult to complete existing projects and bid for new projects, which could cause our business to suffer

    Our business is labor intensive, and our success depends on identifying, hiring, training and retaining experienced, knowledgeable professionals. If a significant number of our current employees or any of our project managers or senior technical personnel leave, we may be unable to complete or retain existing projects or bid for new projects of similar scope and revenue. In addition, former employees may compete with us in the future.

    Even if we retain our current employees, our management must continually recruit talented professionals in order for our business to grow. There is currently a shortage of qualified project managers and senior technical personnel in the information technology services field, and this shortage is likely to continue. Furthermore, there is significant competition for employees with the skills required to perform the services we offer. We cannot give any assurances that we will be able to attract a sufficient number of qualified employees in the future, or that we will be successful in motivating and retaining the employees we are able to attract. If we cannot attract, motivate and retain qualified professionals, our business, financial condition and results of operations will suffer.

We depend on our key personnel, and the loss of any key personnel may harm our ability to obtain and retain client engagements, maintain a cohesive culture and compete effectively

    We believe that our success will depend on the continued employment of our key management personnel. This dependence is particularly important to our business because personal relationships are critical to obtaining and maintaining client engagements and maintaining a cohesive culture. If one or more members of our key management personnel were unable or unwilling to continue in their present positions, such persons would be very difficult to replace and our business could be seriously harmed. In addition, if any of these key employees joins a competitor or forms a competing company, some of our clients might choose to use the services of that competitor or new company instead of our own. Furthermore, clients or other companies seeking to develop in-house information technology services capabilities may hire away some of our key employees. This would not only result in the loss of key employees but could also result in the loss of a client relationship or a new business opportunity. Any of the foregoing could seriously harm our business.

Inability to manage our growth could have a material adverse effect on the quality of our services, our ability to retain key personnel, and our business

    Our growth has placed significant demands on our management and other resources. Our revenues increased approximately 76% from 1998 to 1999, and 40% from 1999 to 2000. Our staff increased from 281 full-time employees at December 31, 1999 to 437 at December 31, 2000 and 457 at June 30, 2001. Our future success will depend on our ability to manage our growth effectively, including:

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  continuing to train, motivate, manage and retain our existing employees and attract and integrate new employees;

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  improving our business development capabilities;

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  maintaining high rates of employee utilization;

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  accurately estimating time and resources for engagements;

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  developing and improving our operational, financial, accounting and other internal systems and controls; and

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  maintaining project quality.

    Our management has limited experience managing a business of Tanning's size. If we are unable to manage our growth and projects effectively, it could have a material adverse effect on the quality of our services, our ability to retain key personnel, and our business and results of operations.

Our international operations and expansion involve risks relating to difficulties in complying with foreign laws and regulations, staffing difficulties, currency related risks, difficulties in collecting accounts receivable, and seasonal reductions in business activity; these risks could result in increased costs, unanticipated liabilities, operational difficulties and decreases in revenues and earnings

    We currently have significant operations in Europe and intend to expand our business to other regions, as attractive opportunities arise. Revenues from our clients outside of North America represented 34% of services revenue in 1999, 27% of services revenue in 2000, and 36% of services revenues during the first half of 2001. We may incur significant costs in connection with our international expansion.

    We also encounter risks in doing business in foreign countries, including:

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  increased costs and staffing delays due to the need to comply with visa or other work permit requirements, which may impair our ability to move personnel between countries and properly staff our projects;

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  to the extent we bill for our services in the functional currency of our foreign subsidiaries, any depreciation of such currencies against the dollar would negatively impact our results of operations;

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  expenses incurred to modify our accounting systems as we do more business in the countries that are converting their currencies to the euro;

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  difficulties in staffing and managing foreign offices, such as our office in Chertsey, England, as a result of, among other things, distance and time zone differences;

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  seasonal reductions in business activity, such as the August slowdown in Europe, which may adversely impact our business and results of operations;

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  longer payment cycles and problems in collecting accounts receivable, which may adversely impact our results of operations due to required allowances for doubtful accounts and increased cost of collection efforts; and

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  lack of ability to determine the taxation to which we or our employees may be subject in foreign countries, including the failure to evaluate complex payroll tax regulations of foreign countries, which could cause us to underestimate our tax liabilities.

    Any of these factors could result in increased costs, unanticipated liabilities, operational difficulties and decreases in revenues and earnings.

Potential acquisitions may result in, among other things, increased expenses, difficulties in integrating target companies and diversion of management's attention

    An element of our strategy includes expanding our solutions and service offerings and gaining access to new technologies, skills and other resources through strategic acquisitions and investments when attractive opportunities arise. Some of the risks that we may encounter in implementing this element of our strategy include:

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  expenses and difficulties in identifying potential targets and the costs associated with acquisitions that are abandoned before completion;

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  expenses, delays and difficulties of integrating the acquired company into our existing organization and our company's culture;

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  diversion of management's attention during the acquisition process;

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  diversion of management's attention following the acquisition process where management has options or other equity incentive rights in the acquired company;

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  expenses of amortizing the acquired company's intangible assets, which could be significant in light of the high valuations of many companies in the information technology industry;

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  impact on our financial condition due to the timing of the acquisition; and

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  expenses of any undisclosed or potential legal liabilities of the acquired company, including intellectual property, employment, and warranty and product liability-related problems.

    If realized, any of these risks could have a material adverse effect on our business, financial condition and results of operations.

Potential joint ventures, partnerships and similar alliance opportunities may impair operations, divert management attention, create additional expenses and interfere with relationships with clients and other business partners

    We intend to enhance our business development efforts by entering into a variety of strategic, technology and services alliances or similar arrangements. These arrangements may include equity investments in or by Tanning, referral or commission arrangements, joint marketing agreements, product or services education, and other types of relationships and agreements. Some of the risks that we may encounter in implementing these arrangements include:

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  expenses and difficulties in identifying potential alliance or transaction partners and the costs associated with transactions and relationships that are abandoned before completion;

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  expenses, delays and difficulties forming an effective working relationship with the alliance partner;

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  diversion of management's attention during and following the process of implementing the alliance and/or transaction;

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  potential expenses or funding obligations required in connection with entering into or implementing alliances or related transactions;

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  potential conflicts among competing parties that may be alliance partners with us or with whom we may have other business relationships.

    If realized, any of these risks could have a material adverse effect on our business, financial condition and results of operations.

Misappropriation of our intellectual property could harm our reputation, affect our competitive position and cost us money

    We believe our intellectual property, including our proprietary methodologies, is important to our success and competitive position. If we are unable to protect our intellectual property against unauthorized use by others, our reputation among existing and potential clients could be damaged and our competitive position adversely affected.

    Our strategies to deter misappropriation could be inadequate in light of the following risks:

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  non-recognition of the proprietary nature of or inadequate protection of our methodologies in the United States or foreign countries;

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  undetected misappropriation of our proprietary methodologies;

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  development of similar software or applications by our competitors; and

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  unenforceability of the non-competition and confidentiality agreements entered into by our key employees.

    If any of these risks materialize, we could be required to spend significant amounts to defend our rights and our managerial resources could be diverted. In addition, our proprietary methodologies may decline in value or our rights to them may not be enforceable.

Others could claim that we infringe on their intellectual property rights, which may result in substantial costs, diversion of resources and management attention and harm to our reputation

    Although we believe that our services do not infringe on the intellectual property rights of others, we cannot give any assurances that an infringement claim will be successfully defended. A successful infringement claim against us could materially and adversely affect us in the following ways:

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  we may be liable for damages and litigation costs, including attorneys' fees;

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  we may be enjoined from further use of the intellectual property;

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  we may have to license the intellectual property, incurring licensing fees;

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  we may have to develop a non-infringing alternative, which could be costly and delay projects; and

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  we may have to indemnify clients with respect to losses incurred as a result of our infringement of the intellectual property.

    Regardless of the outcome, an infringement claim could result in substantial costs, diversion of resources and management attention, clients' termination of project engagements and harm to our reputation.

Our business and our client relationships may suffer if we have disputes over our right to resell or reuse intellectual property developed for specific clients

    A portion of our business involves the development of software applications for specific client engagements. Ownership of client-specific software is generally retained by the client, although we retain rights to some of the applications, processes and other intellectual property developed in connection with client engagements. Issues relating to the rights to intellectual property can be complicated. We cannot give any assurances that disputes will not arise that affect our ability to resell or reuse such applications, processes and other intellectual property, damage our relationships with our clients, divert our management's attention or have a material adverse effect on our business, financial condition and results of operations.

We may have difficulty responding to changing technology, industry standards and client preferences, which could cause us to lose business

    Our success will depend in part on our ability to develop information technology solutions that keep pace with continuing changes in technology, evolving industry standards and changing client preferences. We cannot give any assurances that we will be successful in addressing these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments could cause us to lose current and potential business opportunities and have a material adverse effect on our business and results of operations.

    In particular, we have derived a significant portion of our revenues from projects based primarily on:

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  open system technologies, which are standards-based, non-proprietary technologies;

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  multi-tier software architecture, in which the key layers of an application system are separated and optimized independently to improve performance, scalability and reliability;

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  web-based architectures; and

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  electronic commerce, generally.

    These areas are continuing to develop and are subject to rapid change. Any factors negatively affecting the acceptance of information processing systems using client/server and web-based architectures could have a material adverse effect on our business, especially if we are unable to develop skills and replacement technologies for these types of information processing systems.

Our business may suffer if growth in the use of the Internet declines

    Because Internet technologies are central to many of our solutions, our business depends upon continued growth in the use of the Internet by our clients, prospective clients and their customers and suppliers. Capacity constraints caused by growth in Internet usage may, unless resolved, impede further growth in Internet use. If the number of users on the Internet does not increase and commerce over the Internet does not become more accepted and widespread, demand for our services may decrease and our business and results of operations could suffer. Factors which may affect Internet usage or electronic commerce adoption include:

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  actual or perceived lack of security of information;

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  lack of access and ease of use;

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  congestion of Internet traffic or other usage delays;

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  inconsistent quality of service;

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  increases in access costs to the Internet;

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  excessive government regulation;

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  uncertainty regarding intellectual property ownership;

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  reluctance to adopt new business methods;

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  costs associated with the obsolescence of existing infrastructure; and

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  economic viability of the Internet commerce model.

Lack of detailed written contracts could impair our ability to collect fees, protect our intellectual property and protect ourselves from liability to others

    We try to protect ourselves by entering into detailed written contracts with our clients covering the terms and contingencies of the project engagement. In some cases, however, consistent with what we believe to be industry practice, work is performed for clients on the basis of a limited statement of work or verbal agreements before a detailed written contract can be finalized. To the extent that we fail to have detailed written contracts in place, our ability to collect fees, protect our intellectual property and protect ourselves from liability to others may be impaired, although we believe that our clients are legally obligated to pay for our services even in the absence of written contracts, or on the basis of a limited statement of work.

Government regulation and legal uncertainties relating to the Internet could result in decreased demand for our services, increased costs, or otherwise harm our business

    Increased regulation of the Internet might slow the growth in use of the Internet, which could decrease demand for our services, increase our cost of doing business or otherwise harm our business. Congress, federal regulatory agencies and the states have recently passed legislation or taken other actions regulating certain aspects of the Internet, including:

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  on-line content;

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  interaction with children;

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  copyright infringement;

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  user privacy;

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  taxation;

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  access charges;

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  liability for third-party activities;

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  transmission of sexually explicit material;

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  defamation;

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  consumer protection; and

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  jurisdiction.

    Foreign governments have also taken actions to regulate aspects of the Internet, including user privacy and on-line content. In addition, federal, state and local governmental organizations as well as foreign governments are considering other legislative and regulatory proposals that would regulate these and other aspects of the Internet. We do not know how courts will interpret laws governing the Internet or the extent to which they will apply existing laws to the Internet. Therefore, we are not certain how existing or future laws governing the Internet or applied to the Internet will affect our business.

THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM FORM 10-Q (6-30-2001) AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS.

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EXHIBIT 99.1